February 4, 2009

Mark A. Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Trust”)
1933 Act File No. 2-39334
1940 Act File No. 811-2224
Comments received for PEA #69 filed on December 12, 2008

Dear Mr. Cowan:

Below is a summary of the comments I received from you on January 28, 2009 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

1.	Principal Investment Strategies and Risks (p. 4)

Comment:	Please disclose an investment strategy that correlates with each listed principal investment risk. In particular, disclose a principal strategy for the identified “Credit Risk” and “Leveraging Risk.”

Response:	The Principal Investment Strategies and Risks section already includes the following sentence:

“While most assets will be invested in U.S. common stocks, other securities may also be purchased such as foreign stocks, futures and options, in keeping with the Fund’s objective.”

Both our Credit Risk and Leveraging Risk disclosure refer to derivatives so that we feel the above sentence does correlate with these principal investment risks.

2.	Buying and Redeeming Shares (p. 12)

Comment:	The disclosure states that “The Fund generally determines its NAV at the market close (usually 4:00 p.m. Eastern Time) on each day the New York Stock Exchange is open.” Please delete the term “generally” from this sentence.

Response:	We will make this change.

3.	Additional Investment Policies and Risk Considerations (p. 18)

Comment:	Please explain if Foreign Securities investments include the securities of emerging market countries and add disclosure regarding this.

Response:	Foreign Securities investments do not include the securities of emerging market countries. The Statement of Additional Information does, however, contain emerging market country disclosure in the unlikely event that such a security is ever purchased.

4.	Back Cover Page

Comment:	Please update the phone number for the public reference room.

Response:	We will make this change.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg
Andrew M. Goldberg

Vice President, Secretary and Chief Legal Officer, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company